UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

111 North Bridge Road,

#15-01, Peninsula Plaza

Singapore 179098

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: November 15, 2024	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Director, Chief Executive Officer

2